1800 West Loop South Suite 500 Houston, TX 77027 T: 713.860.1500 F: 713.860.1588 www.ies-co.com

March 10, 2010

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.A.
Washington, D.C. 20549

RE:       Request for Withdrawal of Registration Statement on Form S-1
(SEC File No. 333- 125168) filed May 23, 2005

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Integrated Electrical Services, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (SEC File No. 333-125168) filed by the Company on May 23, 2005 (together with all amendments and exhibits thereto, the “Registration Statement”).

The Registration Statement was originally filed to register up to an aggregate 15,384,615 shares of the Company’s common stock, par value $0.01 per share, for resale by selling stockholders upon conversion or repurchase of the Company’s 6.5% senior convertible notes due 2014 (the “Convertible Notes”).  The Company is seeking withdrawal of the Registration Statement because the Convertible Notes were repaid in full by the Company on May 12, 2006.  The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, the Company hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (713) 860-1578 and via mail at 1800 West Loop South, Suite 500, Houston, Texas 77027, with a copy to G. Michael O’Leary of Andrews Kurth LLP, via facsimile at (713) 238-7130.

If you have any questions or require further information regarding this application for withdrawal, please do not hesitate to contact G. Michael O’Leary at (713) 220-4307.

Sincerely,

INTEGRATED ELECTRICAL SERVICES, INC.

/s/ William L. Fiedler

William L. Fiedler
Senior Vice President and General Counsel